NEWS RELEASE

PARKERVISION REPORTS FIRST QUARTER 2014 RESULTS

Management to Host Conference Call and Webcast Today at 4:30 p.m. ET

JACKSONVILLE, Fla., May 12, 2014 – ParkerVision, Inc. (NASDAQ:PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, today announced results for the three months ended March 31, 2014.

First Quarter 2014 Business Highlights and Recent Developments

•	Engaged 3LP Advisors LLC (“3LP”) in February 2014 for the management of ParkerVision’s licensing operations, including potential product development ventures.

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Recognized again among Top 25 companies in The Patent Board's Telecom and Communications Industry scorecard, published by The Wall Street Journal on March 17, 2014. ParkerVision’s patent portfolio earned the highest score for 5-year cumulative science strength and ranked second in research intensity and industry impact.

•	Awarded four U.S. and one Japanese patent in the first quarter of 2014, increasing the worldwide patent portfolio to a total of 246 issued patents.

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Received several bench rulings on May 1, 2014 related to the company’s patent infringement lawsuit against Qualcomm, Incorporated (“Qualcomm”) that was first filed in July of 2011. In October 2013, a jury awarded ParkerVision $172.7 million in damages related to this matter.

o	The Court denied Qualcomm’s motion for Judgment as a Matter of Law (“JMOL”), as well as its request for a new trial on damages.

o	The Court denied ParkerVision’s motions for JMOL or a new trial on willfulness, and its motion for a permanent injunction against Qualcomm.

o	The Court has yet to rule on Qualcomm’s outstanding JMOL motions regarding invalidity and infringement.

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The Court has yet to rule on ParkerVision’s outstanding motion for ongoing enhanced royalties and pre- and post-judgment interest, but did order that the parties confer to determine if an agreement can be reached regarding an ongoing royalty rate and the interest rate to be used in the calculation of pre- and post-judgment interest. The parties are required to report to the court within 30 days with the results of their meeting.

•	Filed a second patent infringement complaint against Qualcomm on May 1, 2014 that also names Qualcomm customer, HTC Corporation, as a defendant.

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The complaint cites seven patents relating to RF up-conversion and baseband technologies which are different technologies than the radio-frequency (“RF”) energy transfer sampling down-conversion technology that is the subject of ParkerVision’s first infringement suit against Qualcomm.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “The first quarter was a productive one for ParkerVision on many fronts. 3LP Advisors was retained to expand and manage our worldwide licensing operations, and our sales and marketing efforts were escalated with regard to our component products where we are experiencing growing interest from the industrial segment.

“We continued to press our infringement claims against Qualcomm and were pleased with the district court’s decision to uphold the jury’s damages award of $172.7 million.  We look forward to receiving the final rulings in this case in the coming months.  As our recently filed complaint indicates, we believe that the infringement of our patents extends well beyond our receiver down-conversion technology that was the subject of our initial suit against Qualcomm.  These additional claims, related to RF transmission and baseband technologies, reflect our sustained investments in wireless innovations that began in the late 1990’s and continue to this day.  We are committed to take the necessary steps to defend our intellectual property rights and the considerable value of the innovations we have pioneered and the resulting intellectual property portfolio,” concluded Mr. Parker.

First Quarter 2014 Financial Highlights

•	Net loss in the first quarter of 2014 decreased to $5.8 million, or $0.06 per common share, compared with a net loss of $6.5 million, or $0.08 per common share, for the first quarter of 2013.

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General and administrative expenses in the first quarter of 2014 were $2.9 million, a decrease of 22% from $3.7 million in the first quarter of 2013. The year-over-year decline was driven primarily by a reduction in litigation fees following the conclusion of the Qualcomm jury trial in October of 2013.

•	Cash used in operating activities during the first quarter of 2014 was $4.5 million, compared with $4.8 million in the first quarter of 2013.

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Cash and securities available for sale as of March 31, 2014 was $25.3 million including $11.9 million in net proceeds from the private placement of 2.7 million shares of common stock at $4.50 per share in March 2014.

Conference Call

The Company will host a conference call and webcast today at 4:30 p.m. Eastern to review its first quarter financial results. The conference call will be accessible by telephone at 1-877-561-2750, at least five minutes before the scheduled start time.  International callers should dial 763-416-8565. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference webcast will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary radio-frequency (RF) technologies that enable advanced wireless solutions for current and next generation communications networks. Protected by a highly-regarded, worldwide patent portfolio, the Company’s solutions for wireless transfer of RF waveforms address the needs of a broad range of wirelessly connected devices for high levels of RF performance coupled with best-in-class power consumption. For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K for the year ended December 31, 2013 and the Form 10Q for the quarter ended March 31, 2014. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Contact:

Cindy PoehlmanDon Markley or

Chief Financial OfficerorGlenn Garmont

ParkerVision, Inc.The Piacente Group

904-732-6100, cpoehlman@parkervision.com212-481-2050, parkervision@tpg-ir.com

 (TABLES FOLLOW)

ParkerVision, Inc.

Summary of Results of Operations (unaudited)

	Three Months Ended
(in thousands, except per share amounts)	March 31,
	2014	2013
Revenue	$0	$0
Cost of sales	0	0
Gross margin	0	0

Research and development expenses	2,264	2,365
Marketing and selling expenses	657	397
General and administrative expenses	2,873	3,712
Total operating expenses	5,794	6,474

Interest and other income and interest expense	22	12

Net loss	$(5,772)	$(6,462)

Basic and diluted net loss per common share	$(0.06)	$(0.08)

Weighted average shares outstanding	94,006	83,347

Balance Sheet Highlights

Balance Sheet Highlights (in thousands)
	March 31, 2014	December 31,
	(unaudited)	2013
Cash and available for sale securities	$25,336	$17,180
Prepaid and other assets	584	552
Property and equipment, net	293	307
Intangible assets, net	8,440	8,552
Other assets	2	3
Total assets	34,655	26,594

Current liabilities	1,613	2,526
Long-term liabilities	62	22
Shareholders’ equity	32,980	24,046
Total liabilities and shareholders’ equity	$34,655	$26,594

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